082-00034

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED
2009 APR -7 P 2:26

Santos

SUPPL

Facsimile

To:	**SEC**	**Fax:**	0 0011 1 202 772 9207
From:	Christine Manuel	**Return Fax:**	61 8 8116 5623
Date:	31/03/2009 12:18:28 PM	**No of pages:**	7 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61 8 8116 5137

Notice of 2009 Annual General Meeting and Proxy Form

Santos Limited stock symbols:
STO (Australian Securities Exchange)
STOSY (NASDAQ ADR)
Ref#82-34 (Securities Exchange Commission)

09045799

4/8

Santos

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of members of Santos Limited will be held at the Festival Theatre at the Adelaide Festival Centre, King William Road, Adelaide, South Australia on Wednesday 6 May 2009 at 10.00 am.

ORDINARY BUSINESS

1. To receive and consider the Financial Report for the year ended 31 December 2008 and the reports of the Directors and the Auditor.

2. To re-elect Directors

   (a) Mr Kenneth Charles Borda retires by rotation in accordance with Rule 34(c) of the Company's Constitution and, being eligible, offers himself for re-election.

   (b) Mr Roy Alexander Franklin retires by rotation in accordance with Rule 34(c) of the Company's Constitution and, being eligible, offers himself for re-election.

3. **Remuneration Report**

To consider, and if thought fit, pass the following non-binding resolution as an ordinary resolution:

"That the Remuneration Report for the year ended 31 December 2008 be adopted".

Note: The vote on this resolution is advisory only.

SPECIAL BUSINESS

4. **Constitution: Proportional Takeover Provisions**

To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Constitution of Santos Limited be amended by deleting the whole of the existing rule 70 and replacing it with a new rule 70 in the terms as specified in Schedule 1 to the 2009 Notice of Annual General Meeting".

VOTING ENTITLEMENT

The Board has determined in accordance with the Company's Constitution and the Corporations Regulations that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at 6.30 pm (Adelaide time) on Monday, 4 May 2009.

By Order of the Board

James Baulderstone
Company Secretary

Ground Floor
Santos Centre
60 Flinders Street
Adelaide, South Australia, 5000

18 March 2009

EXPLANATORY NOTES

1 Financial and Statutory Reports

As required by section 317 of the *Corporations Act 2001*, the Financial Report and the reports of the Directors and the Auditor for the financial year ended 31 December 2008 will be laid before the meeting.

During this item of business, shareholders will be given a reasonable opportunity to ask questions and make comments about the reports and the business and management of the Company. Shareholders will also be given a reasonable opportunity to ask a representative of the Company's Auditor, Ernst & Young, questions in relation to the conduct of the audit (including the independence of the Auditor), and the accounting policies adopted by the Company.

2 Re-election of Directors

Rule 34 of the Company's Constitution specifies that at every Annual General Meeting of the Company, one third of the Directors who have been longest in office since the date of their last election or appointment (excluding the Managing Director and any Director not yet elected) must retire. No Director may hold office without re-election beyond the third Annual General Meeting following the meeting at which the Director was last elected or re-elected. Accordingly, Mr Kenneth Charles Borda and Mr Roy Alexander Franklin will each retire and seek re-election at the Annual General Meeting.

Brief biographical details of each of the Directors standing for re-election are set out below:-



Mr Kenneth Charles Borda

LLB, BA, age 56

Ken Borda was appointed as an independent non-executive Director on 14 February 2007. He is Chairman of the Finance Committee of the Board.

Since February 2007, Mr Borda has been a Board member of Fullerton Funds Management, owned by Temasek, Singapore. He was also appointed as a non executive director of Ithmaar Bank (Bahrain) on 16 February 2007, Leighton Contractors Pty Ltd on 1 July 2007 and Talent2 International Limited on 1 August 2008. He was appointed to the Asian Advisory Board of Aviva Pte Ltd in Singapore on 1 February 2009.

Mr Borda was previously a Board member of SFE Corporation for over five years until its acquisition by the Australian Stock Exchange Ltd in July 2006.

Mr Borda was previously CEO of Middle East and North Africa for Deutsche Bank, before his retirement on 1 May 2007. He was formerly Regional CEO Asia Pacific and CEO Australia and New Zealand, Deutsche Bank. Mr Borda was a director of Deutsche Bank Malaysia from 2002 until his retirement on 1 May 2007.

An internal Board review was conducted in early 2009, including an individual review of each Director. On the basis of that review, the Nomination Committee recommended and the Board endorsed Mr Borda as a candidate for re-election.

Mr Borda says: *"One of the primary roles of non-executive directors is to ensure shareholder interests are protected and enhanced as the company seeks to balance its annual performance objectives with the execution of its longer term strategy.*

My experience in law and banking and now as an independent director for companies in diverse industry sectors both overseas and in Australia, brings another unique perspective to the Board's deliberations. I have direct experience in global financial markets and fundraising from different segments of these markets. This is particularly important in my role as Chairman of the Finance Committee.

I look forward to continuing to work with my Board colleagues to deliver ongoing value to all shareholders."

The Board (with Mr Borda abstaining) recommends that shareholders vote in favour of the election of Mr Borda.



Mr Roy Alexander Franklin OBE

BSc (Hons), age 55

Roy Franklin was appointed as an independent non-executive Director on 28 September 2006. He is a member of the Environment, Health, Safety and Sustainability Committee of the Board.

Non-executive Chairman of Bateman Litwin NV since May 2006 and of Novera Energy plc since May 2007, Mr Franklin also holds non-executive directorships of Keller Group plc (appointed 19 July 2007) and StatoilHydro ASA (1 October 2007).

Mr Franklin's former positions were as Chief Executive Officer of Paladin Resources plc 1997 – 2005 and former Group Managing Director of Clyde Petroleum plc. Other former roles include Chairman of BRINDEX, the trade association for UK independent oil and gas companies

(2002 - 2005) and member of PILOT, the joint industry/UK Government task force set up to maximise hydrocarbon recovery from the UK North Sea (2002 – 2005). In 2004 he was awarded the OBE for services to the UK oil and gas industry.

An internal Board review was conducted in early 2009, including an individual review of each Director. On the basis of that review, the Nomination Committee recommended and the Board endorsed Mr Franklin as a candidate for re-election.

Mr Franklin says: *"Santos has a world-class resource base and these are exciting if challenging times for the Company as it enters a period of unprecedented investment and growth.*

I believe that my 35 years of international upstream oil and gas experience which has included running two of the leading and successful UK independent oil and gas companies gives me an excellent understanding of the issues facing Santos and enables me to make a significant contribution to Board debate on the best way forward for the Company."

The Board (with Mr Franklin abstaining) recommends that shareholders vote in favour of the election of Mr Franklin.

3 Remuneration Report

Shareholders are asked to adopt the Company's Remuneration Report. The Remuneration Report is set out on pages 50 to 67 of the 2008 Annual Report and is also available from the Company's website (www.santos.com).

The Remuneration Report:

- outlines the key developments that impacted on Santos' remuneration strategy during 2008;
- explains the Board's policies in relation to the objectives and structure of remuneration;
- highlights the links between the Company's performance and the remuneration received by Directors and senior executives;
- provides a detailed summary of the components of remuneration for Directors and senior executives, including relevant performance conditions; and
- sets out the remuneration details for the Directors and other key management personnel of the Group.

A reasonable opportunity for discussion of the Remuneration Report will be provided at the Annual General Meeting.

The shareholder vote on the Remuneration Report is advisory only and does not bind the Directors or the Company, in accordance with section 250R of the *Corporations Act 2001*.

The Board recommends that shareholders vote to adopt the Remuneration Report.

4 Constitution – Proportional Takeover Rule

Rule 70 of the Company's constitution currently contains provisions dealing with proportional takeover bids for Santos Limited shares in accordance with the *Corporations Act 2001*.

Under the *Corporations Act 2001*, the provisions must be renewed every three years or they will cease to have effect. The current provisions will automatically cease to have effect after 3 May 2009 and accordingly it is proposed to reinsert them into the constitution. If reinserted, the proposed new rule 70 will operate on substantively the same basis as the existing rule 70.

The *Corporations Act 2001* requires that the following information be provided to shareholders when they are considering the inclusion of proportional takeover provisions in a constitution.

What is a proportional takeover bid, and why do we need the proportional takeover approval provisions?

A proportional takeover bid (referred to in the existing rule 70 as a "partial takeover") includes the bidder offering to buy a proportion only of each shareholder's shares in the Company. This means that control of the Company may pass without members having the chance to sell all their shares to the bidder. It also means the bidder may take control of the Company without paying an adequate amount for gaining control.

In order to deal with this possibility, the Company may provide in its constitution that:

- in the event of a proportional takeover bid being made for shares in the Company, members are required to vote by ordinary resolution and collectively decide whether to accept or reject the offer; and
- the majority decision of the Company's members will be binding on all individual members.

The directors consider that members should be able to vote on whether a proportional takeover bid ought to proceed given such a bid might otherwise allow control of the Company to change without members being given the opportunity to dispose of all of their shares for a satisfactory control premium. The directors also believe that the right to vote on a proportional takeover bid may avoid members feeling pressure to accept the bid even if they do not want it to succeed.

What is the effect of the proportional takeover approval provisions?

If a proportional takeover bid is made, the directors must ensure that members vote on a resolution to approve the bid more than 14 days before the bid period closes.

The vote is decided on a simple majority. Each person who, as at the end of the day on which the first offer under the bid was made, held bid class securities is entitled to vote. However, the bidder and its associates are not allowed to vote.

If the resolution is not passed, transfers which would have resulted from the acceptance of a bid will not be registered and the bid will be taken to have been withdrawn. If the bid is approved (or taken to have been approved), the transfers must be registered if they comply with the Act and the Company's constitution.

The bid will be taken to have been approved if the resolution is not voted on within the deadline specified under the Corporations Act.

The proportional takeover approval provisions do not apply to full takeover bids, and only apply for 3 years after the date they are adopted as part of the Company's constitution. As noted above, the provisions may be renewed or reinserted upon the expiry of the initial 3 year period, but only by a special resolution passed by shareholders.

Potential advantages and disadvantages

While the reinsertion of rule 70 will allow the directors to ascertain members' views on a proportional takeover bid, it does not otherwise offer any advantage or disadvantage to the directors who remain free to make their own recommendation as to whether the bid should be accepted.

The provisions in rule 70 will ensure that all members have an opportunity to study a proportional bid proposal and vote on the bid at a general meeting. This is likely to ensure a potential bidder structures its offer in a way which is attractive to a majority of members, including appropriate pricing. Similarly, knowing the view of the majority of members may help individual members assess the likely outcome of the proportional takeover when determining whether to accept or reject the offer.

However, it is also possible that the inclusion of such provisions in the constitution may discourage proportional takeover bids and may reduce any speculative element in the market price of the Company's shares arising from the possibility of a takeover offer being made. The inclusion of the provisions may also be considered to constitute an unwarranted additional restriction of the ability of members to freely deal with their shares.

The Board considers that the potential advantages for members of the proportional takeover approval provisions outweigh the potential disadvantages.

As at the date on which this statement was prepared, no director is aware of any proposal by any person to acquire, or to increase the extent of, a substantial interest in the Company.

SCHEDULE 1 – CONSTITUTION AMENDMENT

70 Proportional Takeovers

(a) In this rule 70:

Approving Resolution means, in relation to a Proportional Takeover Bid, a resolution to approve the Proportional Takeover Bid passed in accordance with this rule 70;

Approving Resolution Deadline means, in relation to a Proportional Takeover Bid, the day that is 14 days before the last day of the bid period, during which the offers under the Proportional Takeover Bid remain open or at a later day allowed by the Australian Securities and Investments Commission;

Proportional Takeover Bid means a takeover bid that is made or purports to be made under section 618(1)(b) of the Act in respect of securities included in a class of securities in the company;

Relevant Class means, in relation to a Proportional Takeover Bid, the class of securities in the company in respect of which offers are made under the Proportional Takeover Bid.

(b) A transfer giving effect to a contract resulting from the acceptance of an offer made under a Proportional Takeover Bid must not be registered unless an Approving Resolution to approve the Proportional Takeover Bid has been passed or is taken to have been passed in accordance with this rule 70.

(c) Where offers have been made under a Proportional Takeover Bid for securities of the company, the directors must, before the Approving Resolution deadline:

(1) convene a meeting of the persons entitled to vote on the Approving Resolution for the purpose of considering and, if thought fit, passing a resolution to approve the Proportional Takeover Bid; and

(2) ensure that the resolution is voted on in accordance with this rule 70.

(d) The provisions of this constitution relating to general meetings apply, with such modification as the circumstances require, to a meeting that is convened under rule 70(c), as if that meeting were a general meeting of the company.

(e) The bidder under a Proportional Takeover Bid and any associates of the bidder are not entitled to vote on the Approving Resolution and if they do vote, their votes must not be counted.

(f) Subject to rule 70(e), a person who, as at the end of the day on which the first offer under the Proportional Takeover Bid was made, held securities of the Relevant Class, is entitled to vote on the Approving Resolution relating to the Proportional Takeover Bid.

(g) An Approving Resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

(h) If an Approving Resolution has not been voted on in accordance with this rule 70 as at the end of the day before the Approving Resolution Deadline, an Approving Resolution will be taken to have been passed in accordance with this rule 70 on the Approving Resolution Deadline.

(i) This rule 70 will cease to have effect at the end of 3 years beginning:

(1) where it has not been renewed in accordance with the Act, on the date the rule was adopted by the company; or

(2) where it has been renewed in accordance with the Act, on the date the rule was last renewed.

NOTES RELATING TO VOTING

1. The Board has determined in accordance with the Rules of the Company's Constitution and the Corporations Regulations that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members as at 6.30 pm Adelaide time on Monday, 4 May 2009.

2. On a poll, every member has one vote for every fully paid ordinary share held.

3. A member entitled to attend and vote is entitled to appoint not more than two proxies. If you wish to appoint two proxies please obtain a second proxy form by telephoning the Share Registry on 08 8116 5568 or by sending a fax to 08 8116 5950. Both forms should be completed specifying the nominated percentage or number of your votes given to each proxy. If the appointment does not specify the proportion or number of your votes, each proxy may exercise half of the votes. Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands. Please return both proxy forms together.

4. A proxy need not be a member of the Company.

5. A proxy form must be signed by the member or his/her attorney or, in the case of a corporation, executed in accordance with section 127 of the Corporations Act or signed by an authorised officer or attorney. If the proxy form is signed by an attorney or by the authorised officer of a corporation, the power of attorney or other authority (or a notarially certified copy) must accompany the form unless it has previously been provided to the Company. If the proxy form is sent by fax, any accompanying power of attorney or other authority must be certified.

6. Where a member which is a corporation appoints a representative under section 250D of the Corporations Act, appropriate evidence of the appointment must be produced. A Form of Appointment of Corporate Representative is included with this Notice for completion prior to the meeting and presentation at the registration desk on the day of the meeting.

7. Where a member appoints a body corporate as proxy, that body corporate will need to ensure that:

   - it appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the Corporations Act (the Form of Appointment included with this Notice can be used for this purpose); and
   - the instrument appointing the corporate representative is received by the Company at its registered office by the time referred to in paragraph 9 below.

8. The Chairman of the meeting is deemed to be appointed where a signed proxy form is returned which does not contain the name of the proxy or where the person appointed on the form is absent.

9. Proxy forms must be received by the Company at its registered office Ground Floor, Santos Centre, 60 Flinders Street, Adelaide, South Australia 5000, (fax number is 08 8116 5950) or at its postal address, GPO Box 2455, Adelaide, South Australia 5001, not later than 10.00 am Adelaide time on Monday, 4 May 2009.

10. Where a member appoints an attorney to act on his/her behalf at the meeting, such appointment must be made by a duly executed power of attorney. The power of attorney must be received by the Company at its registered office by the time referred to in paragraph 9 above.

11. If you wish to indicate how your proxy should vote, please mark the appropriate boxes on the proxy form. If in respect of any of the items of business you do not direct your proxy how to vote, you are directing your proxy to vote as he or she decides.

If you mark the abstain box for a particular item you are directing your proxy not to vote on your behalf and your shares will not be counted in computing the required majority on a poll.

For proxies without voting instructions that are exercisable by the Chairman, the Chairman intends to vote undirected proxies in favour of each resolution.

Santos Ltd
ABN 80 007 550 923

Proxy Form

All communications to:
Ground Floor
Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455, Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5950

Please note that a preference share does not entitle its holder to vote in relation to the business at the meeting.

I/We being a member/members of Santos Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ OR (Write here the name of the individual or body corporate you are appointing if this person **is someone other** than the Chairman of the Meeting) ________________

or failing the person named, or if no person is named above, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) **at the Annual General Meeting of the Company to be held on Wednesday, 6 May 2009 at 10.00 am or at any adjournment of that meeting. Proxies will only be valid and accepted by the Company if they are signed and received at the Registered Office no later than 10.00 am (Adelaide time) on Monday 4 May 2009.**

Should you desire to direct your proxy how to vote on any resolution please place a mark (for example) ☒ **in the appropriate box below. Otherwise, the proxy may vote as he/she thinks fit or abstain from voting.**

BUSINESS	**For**	**Against**	**Abstain***	**BUSINESS**	**For**	**Against**	**Abstain***
Resolution 2 (a) To re-elect Mr Kenneth Charles Borda as a director.	☐	☐	☐	Resolution 3 (Non-binding vote) To adopt the Remuneration Report.	☐	☐	☐
Resolution 2 (b) To re-elect Mr Roy Alexander Franklin as a director.	☐	☐	☐	Resolution 4 To insert proportional takeover provisions in the constitution.	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* **If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.**

Appointment of more than one proxy only

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry.

If you appoint a second proxy, state here the proportion or number of your voting rights given to the proxy appointed on this form. Any voting will be for all your voting right, unless a second proxy is appointed. ☐ % or ________ number

B SIGNATURE OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED

Securityholder 1 (Individual) or Sole Director and Sole Company Secretary	Joint Securityholder 2 (Individual) or Director/Company Secretary (Delete one)	Joint Securityholder 3 (Individual) or Director

Dated / / 2009

Company Seal

Contact Phone Number ________

This form must be signed, in the case of individuals, by the securityholder or, in the case of a company, pursuant to Section 127 of the *Corporations Act 2001* or by an authorised officer or attorney of the securityholder. The completed form must be received at the Company's Registered Office no later than 10.00 am (Adelaide time) on Monday 4 May 2009.

For issuer sponsored holdings only, insert details of any change of address or amendment in the box below.

Santos Ltd
ABN 80 007 550 923

Admittance Slip

Persons attending the Annual General Meeting of Shareholders of the Company to be held on Wednesday 6 May 2009 at 10.00 am are requested to complete this slip and present it at the registration desk.

Full Name (BLOCK LETTERS PLEASE)

☐ I wish to be included in the ballot for the shareholders' visit to Moomba and have not previously visited Moomba in any capacity. (Please refer to the section below headed "Shareholders' Visit to Moomba").

Signature

If not a member, representing

☐ By Proxy ☐ Other Authority

If "Other Authority", please indicate

Appointment of corporate representative

Pursuant to Section 250D of the *Corporations Act*

A corporation that has appointed a representative to vote on its behalf at the Annual General Meeting should complete this form prior to the meeting.

In the case of a body corporate appointed by a member as proxy, this form must be returned to the Company at its registered office by 10.00 am (Adelaide time) on Monday 4 May 2009. For a corporation that is a member, the appointed representative can present this form at the registration desk on the day of the meeting.

(Print the full name of the corporation)

certifies that

(Print the full name of the individual appointed)

is appointed to be its representative at the Annual General Meeting of Santos Ltd to be held on Wednesday 6 May 2009 at 10.00 am and at any adjournment thereof.

Dated 2009

COMPANY SEAL IF APPLICABLE

*Director / Sole Director and Sole Secretary

*Director / Secretary

* delete as applicable

Shareholders' visit to Moomba

During the past twenty-seven years, a ballot has been held among shareholders present at the Annual General Meeting, affording them the opportunity to view the Company's Moomba operations. The Company has decided to arrange another visit in 2009. The visit is for educational purposes and, as such, only those shareholders who have not previously visited Moomba are eligible.

Shareholders attending the Annual General Meeting in person (that is, other than in the capacity of proxy, corporate representative, or attorney) and who have not previously visited Moomba (whether as a shareholder, employee, former employee or otherwise) may register their interest in being included in the ballot by completing the relevant section in the Admittance Slip and presenting it on registration at the meeting. The Company reserves the right to cancel the Moomba visit and to exclude persons from the visit notwithstanding that they may have been successful in the ballot.

ASX/Media Release

Santos

Investor enquiries
Dean Bowman
+61 8 8116 5150 / +61 (0) 409 969 289
dean.bowman@santos.com

31 March 2009

FUELS Dividend Rate

Santos today announced that the dividend rate for its Franked Unsecured Equity Listed Securities (FUELS) will be 3.2293% per annum for the dividend period from and including 31 March 2009 to 29 September 2009.

After incorporating the value of expected franking credits, the grossed-up dividend rate equates to 4.6133% per annum for the dividend period.

In accordance with the FUELS terms of issue, the non-cumulative floating rate dividend on the FUELS, incorporating, on a grossed-up basis, the value of franking credits, is set at a 1.55% gross margin above the 180 day bank bill swap rate for the applicable dividend period.

This bank bill swap rate on the first business day of the dividend period 31 March 2009 was 3.0633%.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**728,413**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**$15.4242 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Shares issued under the Dividend Reinvestment Plan.**

7	Dates of entering securities into uncertificated holdings or despatch of certificates	**31 March 2009**

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**584,995,989**	**Fully paid ordinary shares**
		6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		**Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:**
		300,100	**(i) held by eligible employees; and**
		73,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
		46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
		41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
		1,117,491	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
		5,100,267	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
		392,250	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
		48,203	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 31 March 2009
Secretary

Print name: JAMES LESLIE BAULDERSTONE

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**6,857,808**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**$15.4242 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Shares issued to the underwriter of the Dividend Reinvestment Plan.**

7	Dates of entering securities into uncertificated holdings or despatch of certificates	**31 March 2009**

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**591,853,797**	**Fully paid ordinary shares**
		6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		**Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:**
		300,100	**(i) held by eligible employees; and**
		73,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
		46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
		41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
		1,117,491	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
		5,100,267	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
		392,250	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
		48,203	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 31 March 2009
Secretary

Print name: JAMES LESLIE BAULDERSTONE

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED
2009 APR -7 P 2:37

Santos

Facsimile

To:	**SEC**	**Fax:**	0 0011 1 202 772 9207
From:	Christine Manuel	**Return Fax:**	61 8 8116 5623
Date:	31/03/2009 3:34:56 PM	**No of pages:**	**11 (incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61 8 8116 5137

Change of Director's Interest Notices

Santos stock symbols:

STO (Australian Stock Exchange)
STOSY (NASDAQ)
Ref # 82-34 (Securities Exchange Commission)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH CHARLES BORDA
Date of last notice	30 December 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Kindale Pty Ltd as trustee of the Borda Super Fund, of which the Director is the beneficiary.
Date of change	31 March 2009
No. of securities held prior to change	13,866 fully paid ordinary shares (direct interest) 31,306 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares
Number acquired	180 (direct interest) 406 (indirect interest)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.4242 per share

No. of securities held after change	14,046 fully paid ordinary shares (direct interest) 31,712 fully paid ordinary shares (indirect interest)
Nature of change Example: on-market trade, off market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH ALFRED DEAN
Date of last notice	30 December 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	31 March 2009
No. of securities held prior to change	6,868 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	89
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.4242 per share

No. of securities held after change	6,957 fully paid ordinary shares
Nature of change Example: on-market trade, off market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Allocation resulting from participation in the Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER ROLAND COATES
Date of last notice	30 December 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 March 2009
No. of securities held prior to change	7,440 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	96
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.4242 per share

No. of securities held after change	7,536 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Allocation resulting from participation in the Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	30 December 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Registered holder: S Gerlach Pty Ltd. The Director is a shareholder and Director of the registered holder. Registered holder: Invia Custodian Pty Ltd for the Gerlach Super Fund. The Director is a beneficiary of the Gerlach Super Fund.
Date of change	31 March 2009
No. of securities held prior to change	6,545 fully paid ordinary shares (direct interest) 47,819 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares
Number acquired	85 (direct interest) 621 (indirect interest)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.4242 per share

No. of securities held after change	6,630 fully paid ordinary shares (direct interest) 48,440 fully paid ordinary shares (indirect interest)
Nature of change Example: on market trade, off market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD MICHAEL HARDING
Date of last notice	30 December 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	31 March 2009
No. of securities held prior to change	1,757 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	23
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.4242 per share

No. of securities held after change	1,780 fully paid ordinary shares
Nature of change Example: on market trade, off market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Allocation resulting from participation in the Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**50,000**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**$6.95 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue consequent upon exercise of options granted on 15 June 2004 pursuant to the Santos Executive Share Option Plan.**

7	Dates of entering securities into uncertificated holdings or despatch of certificates	**2 April 2009**

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**591,903,797**	**Fully paid ordinary shares**
		6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		**Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:**
		300,100	**(i) held by eligible employees; and**
		73,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
		46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
		41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
		1,117,491	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
		5,050,267	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
		392,250	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
		48,203	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

**New issue announcement,
application for quotation of additional securities and agreement**

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 2 April 2009
Secretary

Print name: JAMES LESLIE BAULDERSTONE

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7	Dates of entering securities into uncertificated holdings or despatch of certificates	
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [ ] Securities described in Part 1

(b) [✓] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	**5,200**
39	Class of securities for which quotation is sought	**Fully paid ordinary shares**
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of restriction period for 5,200 shares issued on the vesting of Share Acquisition Rights (SARs) pursuant to the Santos Employee Share Purchase Plan**

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
591,908,997	**Fully paid ordinary shares**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
300,100	**(i) held by eligible employees; and**
73,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,117,491	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,050,267	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
387,050	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
48,203	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

New issue announcement,
application for quotation of additional securities and agreement

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 2 April 2009
Secretary

Print name: JAMES LESLIE BAULDERSTONE

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**8,019**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Issue of ordinary shares for the purposes of Santos Limited Non-Executive Director Share Plan.** **Shares are restricted until the earlier of:** **(a) the date on which the participating non-executive director ceases to be a director of the company;** **(b) 10 years from the allocation date (or such other period as the Board may prospectively determine may apply); or** **(c) approval at the Board's discretion if, after the second anniversary of the allocation date, an application is made by a participating director to the Board for the cessation of restrictions due to exceptional grounds.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**

New issue announcement,
application for quotation of additional securities and agreement

5	Issue price or consideration	**$17.1811 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue of shares to directors participating in the Non-Executive Director Share Plan pursuant to the terms of the Plan and in accordance with prior elections made by participating directors.**
7	Dates of entering securities into uncertificated holdings or despatch of certificates	**7 April 2009**

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

591,940,495	**Fully paid ordinary shares**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
300,100	**(i) held by eligible employees; and**
73,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,105,463	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,027,867	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
387,050	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
56,222	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 7 April 2009
Secretary

Print name: JAMES LESLIE BAULDERSTONE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH CHARLES BORDA
Date of last notice	31 March 2009

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Kindale Pty Ltd as trustee of the Borda Super Fund, of which the director is the beneficiary.
Date of change	7 April 2009
No. of securities held prior to change	13,685 fully paid ordinary shares (NED Share Plan) 361 fully paid ordinary shares (direct interest) 31,712 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares.
Number acquired	2,284
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.1811 per share

No. of securities held after change	15,969 fully paid ordinary shares (NED Share Plan) 361 fully paid ordinary shares (direct interest) 31,712 fully paid ordinary shares (indirect interest)
Nature of change Example: on market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Director (NED) Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER ROLAND COATES
Date of last notice	31 March 2009

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	7 April 2009
No. of securities held prior to change	7,417 fully paid ordinary shares (NED Share Plan) 119 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	1,655
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.1811 per share

No. of securities held after change	9,072 fully paid ordinary shares (NED Share Plan) 119 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Director (NED) Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH ALFRED DEAN
Date of last notice	31 March 2009

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	7 April 2009
No. of securities held prior to change	3,785 fully paid ordinary shares (NED Share Plan) 3,172 fully paid ordinary shares
Class	Fully paid ordinary shares.
Number acquired	665
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.1811 per share

No. of securities held after change	4,450 fully paid ordinary shares (NED Share Plan) 3,172 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Director (NED) Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	31 March 2009

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Registered holder: S Gerlach Pty Ltd. The director is a shareholder and director of the registered holder. Registered holder: Invia Custodian Pty Ltd for the Gerlach Super Fund. The director is a beneficiary of the Gerlach Super Fund.
Date of change	7 April 2009
No. of securities held prior to change	6,448 fully paid ordinary shares (NED Share Plan) 182 full paid ordinary shares (direct interest) 48,440 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares
Number acquired	949
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.1811 per share

No. of securities held after change	7,397 fully paid ordinary shares (NED Share Plan) 182 fully paid ordinary shares (direct interest) 48,440 fully paid ordinary shares (indirect interest)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Director (NED) Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD MICHAEL HARDING
Date of last notice	31 March 2009

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	7 April 2009
No. of securities held prior to change	1,733 fully paid ordinary shares (NED Share Plan) 47 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	284
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.1811 per share

No. of securities held after change	2,017 fully paid ordinary shares (NED Share Plan) 47 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Allocation resulting from participation in the Non-Executive Director (NED) Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JUDITH SLOAN
Date of last notice	30 December 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	7 April 2009
No. of securities held prior to change	5,000 fully paid ordinary shares 15,135 fully paid ordinary shares (NED Share Plan) 195 Franked Unsecured Equity Listed Securities (FUELS)
Class	Fully paid ordinary shares.
Number acquired	2,182
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.1811 per share

No. of securities held after change	17,317 fully paid ordinary shares (NED Share Plan) 5,000 fully paid ordinary shares 195 Franked Unsecured Equity Listed Securities (FUELS)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Non-Executive Director (*NED*) Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**9,098**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other shares on issue, except that the shares are subject to further restrictions on dealing.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue of shares on the vesting of Share Acquisition Rights (SARS) granted pursuant to the Santos Employee Share Purchase Plan.**

7 Dates of entering securities into uncertificated holdings or despatch of certificates

6 April 2009

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

591,918,095	**Fully paid ordinary shares**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
300,100	**(i) held by eligible employees; and**
73,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,105,463	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,050,267	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
387,050	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
48,203	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☑ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	**9,098**
39	Class of securities for which quotation is sought	**Fully paid ordinary shares**
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of restriction period for 9,098 shares issued on the vesting of Share Acquisition Rights (SARs) pursuant to the Santos Employee Share Purchase Plan**

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
591,918,095	**Fully paid ordinary shares**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
300,100	**(i) held by eligible employees; and**
73,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,105,463	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,050,267	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
387,050	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
48,203	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 6 April 2009
Secretary

Print name: JAMES LESLIE BAULDERSTONE

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**22,400**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue consequent upon exercise of options granted on 24 October 2006 under the Santos Executive Share Option Plan.**

7 Dates of entering securities into uncertificated holdings or despatch of certificates

6 April 2009

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

591,940,495	**Fully paid ordinary shares**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
300,100	**(i) held by eligible employees; and**
73,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,105,463	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,027,867	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
387,050	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
48,203	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 6 April 2009
Secretary

Print name: JAMES LESLIE BAULDERSTONE